ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 17, 2013	Adam M. Schlichtmann
T+1 617 951 7114
F+1 617 235 7346
adam.schlichtmann@ropesgray.com

BY EDGAR & E-MAIL

Vince Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (Registration No. 811-09599); State Street Institutional

Investment Trust (Registration Nos. 33-30810 and 811-09819); SSgA Funds (Registration

Nos. 33-19229 and 811-5430)

Dear Mr. Di Stefano:

I am writing on behalf of the Street Institutional Investment Trust (the “Feeder Trust”), State Street Master Funds (the “Master Trust”) and SSgA Funds (together with the Feeder Trust and Master Trust, the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you telephonically on October 15, 2013 and October 16, 2013, regarding the Trusts’ preliminary proxy statement (the “Proxy Statement”) filed on October 4, 2013, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

We acknowledge the following on behalf of the Trusts: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

1.	Q&A Disclosure — Proposals 2 and 3 — Why are you proposing this change? Explain that, if the proposal is approved, shareholders will lose the ability to control the funds in certain ways. What is the relevance of the final sentence?

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The Trusts have added disclosure in response to the first part of this comment. The Trusts believe that the final sentence is relevant because it helps investors understand the context of the proposal. As described in the proxy statement, this proposal is part of an effort to harmonize the governing documents of certain funds in the broader fund complex. The Trusts have revised the sentence in the disclosure in an effort to provide further clarity as to its relevance.

2.	Q&A Disclosure — Proposals 2 and 3 — What effect would the adoption of the Amended and Restated Declaration of Trust have on my fund? Revise the final sentence of the second paragraph to indicate that, if the proposal is approved, shareholders will no longer have the ability to vote on certain types of mergers.

The Trusts have added disclosure in response to this comment.

3.	Q&A Disclosure — Proposal 4 — Will these changes result in changes to my Fund’s investment approach? Revise the disclosure to indicate that, if a proposal is approved, shareholders will no longer have a right to vote before the fund engages in the types of investment activities covered by the applicable current investment restriction.

The Trusts have added disclosure in response to this comment.

4.	Q&A Disclosure — Proposal 4 — How will these changes benefit me as a shareholder? Revise the disclosure to indicate that, if a proposal is approved, shareholders will no longer have a right to vote before the fund engages in the types of investment activities covered by the applicable current investment restriction.

The Trusts have added disclosure in response to this comment.

5.	Q&A Disclosure — Proposal 4 — How will these changes benefit me as a shareholder? Revise the final sentence of the disclosure to indicate that, if the proposal is approved, shareholders will no longer have the ability to vote on certain types of mergers.

The Trusts have added disclosure in response to this comment.

6.	Q&A Disclosure — Proposal 5 — How will this change benefit me as a shareholder? Revise the disclosure to indicate that, if proposal is approved, shareholders will no longer have the right to vote on changes to a fund’s investment objective.

The Trusts have added disclosure in response to this comment.

7.	Proposal 1, page 7. The narrative disclosure under the heading “What are the qualifications of the Nominees?” is a general description. Please provide disclosure with respect to each nominee.

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The Trusts have added the requested disclosure.

8.	Proposal 1, page 7. The table contains information about the experience of the nominees that goes back for more than five years. This information is not required by Schedule 14A.

The Trusts believe the current disclosure is appropriate and helpful to investors who want to understand the background and experience of the nominees.

9.	Proposal 2, page 18. Revise the disclosure in the fourth paragraph of Proposal 2 to indicate that, if the proposal is approved, the amount of control shareholders have over the fund will be diminished.

The Trusts have added disclosure in response to this comment.

10.	Proposal 2, page 18. Revise the disclosure in clause (iv) of the fourth paragraph of Proposal 2 to say “limiting” instead of “clarifying” or make a similar change.

The Trusts have revised the disclosure in response to this comment.

11.	Proposal 2, page 19. Revise the disclosure in the first sentence of the second paragraph under numbered paragraph 1 to say “limiting” instead of “clarifying” or make a similar change.

The Trusts have revised disclosure in response to this comment.

12.	Proposal 2, page 20. Revise the disclosure in numbered paragraph 4 to indicate that, if the proposal is approved, the amount of control shareholders have over amendments to the declaration of trust will be diminished.

The Trusts have added disclosure in response to this comment.

13.	Proposal 2, page 23. Revise the disclosure in numbered paragraph 11 to indicate that, if the proposal is approved, the ability of shareholders to bring direct claims will be diminished.

The Trusts have added disclosure in response to this comment.

14.	Proposal 3, page 25. Revise the disclosure in the fourth paragraph of Proposal 3 to indicate that, if the proposal is approved, changes to the declaration of trust will diminish the amount of control shareholders have over the fund.

The Trusts have added disclosure in response to this comment.

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15.	Proposal 3, page 28. Revise the disclosure in numbered paragraph 5 to emphasize the language that, if the proposal is approved, no shareholder vote would be required for some mergers. Consider using bold text or otherwise highlighting the relevant disclosure.

The Trusts have added italicized disclosure in response to this comment.

16.	Proposal 3, page 28. Revise the disclosure in numbered paragraph 8 to describe what would change if the proposal is approved. Is there any remaining limitation on the ability of the trust to redeem shares of a Fund?

The Trusts have revised the disclosure in response to this comment. The Trusts are not aware that the Investment Company Act of 1940, as amended (the “1940 Act”), by its terms, limits the ability of a registered open-end fund to redeem involuntarily its outstanding shares.

17.	Proposal 3, page 30. Revise the disclosure in numbered paragraph 14 to indicate that, if the proposal is approved, the ability of shareholders to bring derivative claims will be diminished.

The Trusts have added disclosure in response to this comment.

18.	Proposal 4, page 33. Revise the disclosure in the third paragraph to indicate that, if a proposal is approved, shareholders will no longer have a right to vote before the fund engages in the types of investment activities covered by the applicable current investment restriction.

The Trusts have added disclosure in response to this comment.

19.	Proposal 4.B., page 36. Add adjacent narrative disclosure in the proxy statement and the selling document stating what investment activities covered by the investment restriction are consistent with the 1940 Act. This comment applies to proposals 4.B., 4.C., 4.D., 4.E. and 4.F.

The Trusts have added disclosure in response to this comment.

The Trusts intend to add the following sentences, or substantially similar disclosure, in their selling documents adjacent to their fundamental investment restrictions. These sentences are contained in the proxy statement, revised as appropriate for the context (e.g., to reflect appropriate defined terms relevant for the applicable document).

4.B. Borrowing/Senior Securities. “The 1940 Act currently permits an open-end investment company, such as each Fund, to borrow money from a bank so long as

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the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. The 1940 Act currently prohibits an open-end investment company from issuing any senior securities, except to the extent it is permitted to borrow money.”

4.C. Loans. “Under the 1940 Act, generally, a Fund may not lend money or property to any person, directly or indirectly, if the investment policies of the Fund, as recited in its registration statement, do not permit such a loan or if such person controls or is under common control with the Fund.”

4.D. Commodities. “At present, the 1940 Act does not set forth a maximum percentage of a Fund’s assets that may be invested in commodities.”

4.E. Real Estate. “At present, the 1940 Act does not set forth a maximum percentage of a Fund’s assets that may be invested in real estate.”

4.F. Underwriting. “The 1940 Act generally prohibits a diversified mutual fund, such as the Funds, from making any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the Fund’s total assets.”

20.	Proposal 5, page 47. Revise the disclosure to indicate that, if the proposal is approved, shareholders will no longer have the right to vote on changes to a fund’s investment objective.

The Trusts have added disclosure in response to this comment.

21.	Appendix D, page D-1. In the first place in the document where the proposed change in quorum level is stated, add prominent risk disclosure that, if the proposal is approved, it would be easier for a smaller block of shareholders to influence the fund.

The Trusts have added disclosure in response to this comment.

22.	Appendix D, page D-2. Revise the disclosure so that all of the relevant disclosure is on the page and highlight differences between the current declaration of trust and proposed declaration of trust, focusing on changes that result in a diminished ability of shareholders to control the fund. This comment applies to Appendices D and F.

The Trusts have revised the disclosure in response to this comment.

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23.	Appendix F. Please explain in your response letter what “not discussed” means. This comment applies to Appendices D and F.

“Not discussed” means that the applicable declaration of trust contains no corresponding provision (i.e., the document is silent on the matter). The Trusts have revised the disclosure to say “No corresponding provision” instead of “Not discussed.”

24.	Q&A Disclosure — Proposal 5 — If approved, will SSgA FM be proposing changes to the Funds’ investment objectives? and Proposal 5, page 47 If a fund’s investment objective is changed in the future, would a notice be sent to shareholders? If so, revise the disclosure accordingly.

The Trusts intend to send notices to shareholders if a Fund’s investment objective is changed. The Trusts have added disclosure in response to this comment.

25.	Proposal 4.A., page 34. Revise clause numbered “(iii)” to apply only when a U.S. bank will be unconditionally liable for the obligation of the foreign branch.

Clause (iii) of the proposed revised policy matches current disclosure of the Feeder Trust and Master Trust. The registration statements of those Trusts have long disclosed the ability to invest without limitation in “foreign branches of U.S. banks (in circumstances in which the fund will have recourse to the U.S. bank for the obligations of the foreign branch).” The manner in which freedom of action to concentrate is reserved by these registrants has been reviewed by the Staff and discussed with the Staff a number of times over the years. As a result, the Trusts decline to make a change in response to this comment.

26.	Proposal 4.A., page 34. Cite precedent or authority for clause number “(iv)” or delete the clause.

Clause (iv) of the proposed revised policy matches the current disclosure of the Feeder Trust and Master Trust. The registration statements of those Trusts have long disclosed the ability to invest without limitation in “foreign branches of foreign banks (to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).” The manner in which freedom of action to concentrate is reserved by these registrants has been reviewed by the Staff and discussed with the Staff a number of times over the years. As a result, the Trusts decline to make a change in response to this comment.

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27.	Proposal 4.H., page 44. Please explain the reason this change is being proposed in light of Section 13(a)(1) of the 1940 Act, which requires shareholder approval of a change in a registered fund’s subclassification from a diversified to a non-diversified company.

The Trusts acknowledge that the 1940 Act requires shareholder approval of a change in a Fund’s subclassification from a diversified to a non-diversified company even if the Proposal 4.H. is approved. Due to the statutory requirement, the Trusts believe that having an additional fundamental investment restriction regarding diversification is redundant.

Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

Very truly yours,

/s/  Adam Schlichtmann